

January 16, 2013

Via E-mail
Michael M. Garland
President and Chief Executive Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re:** **Pattern Energy Group Inc.**
> **Amendment No. 1**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 31, 2012**
> **CIK No. 0001561660**

Dear Mr. Garland:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 13, 2012. Please provide us with your analysis as to why each of the various non-convertible debt transactions referred to in your response did not involve the issuance of a security, as that term is defined in Section 2(a)(1) of the Securities Act of 1933, as amended. In your response, for convenience, you may wish to address two or more of the same types of transactions together, but please address different types of transactions (e.g., sale and leaseback transactions and third-party loans) separately. Please refer to *Reves v. Ernst & Young*, 494 U.S. 56 (1990). In addition, regarding sale and lease back transactions, please refer to Question 201.01 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website.

Meaning of Certain References, page iv

2. We note your disclosure of the definition of your "operating projects" on page iv. As it appears that a defined name is utilized for each project, please define each project and its form of organization.

Market Opportunity, page 4

3. We note your response to comment 6 in our letter dated December 13, 2012. We also note that you have provided support for most of your statements. However, using the numbering system you provided in your support documentation, please provide us with the actual CAGR calculation based on the data submitted for items 1, 11, 12 14, 15, 18, 39 and 62. With regard to item 23, while we note your supporting reference materials for extreme temperatures, we could not find any support for the two other contributing factors mentioned in the disclosure, population growth and improving economy. Please provide this data or restate the disclosure as management's opinion. Also, with regard to item 58, page 27 of Tab 2 is missing from the materials submitted. Please submit this supporting material so we may review it. Finally, with regard to item 84, we could not find the support for the Prince Edward Island statement "double its RPS to 30% of net electricity generation from renewable energy for 2013." Please either direct us to the specific support document page and paragraph, submitted supporting documentation or delete the disclosure.

Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2013 and 2014, page 48

4. We assume that this information was presented as a support for your anticipated distributions. With a view toward disclosure, please tell us how you will calculate the exchange rate to convert the aggregate annual dividend to U.S. dollars at the bottom of page 48 as your dividends will be paid in Canadian dollars over the course of the year.

Unaudited Pro Forma Financial Data, page 58

5. We note your response to comment 12 in our letter dated December 13, 2012. Please explain to us in further detail how you will control Gulf Wind. Please cite the appropriate paragraphs of ASC 810 supporting your use of the Voting Interest model. Please also help us understand the significance of being a managing member within the context of the Voting Interest model. In this regard, an overview of the state law governing such entities may be useful to our understanding. Additionally, please reconcile the Gulf Wind ownership percentages disclosed on pages 140 and 141 with those presented within footnote (1) on page 59.

Note 10. Income Taxes, page F-30

6. We note your response to comment 38 in our letter dated December 13, 2012. We are
    not sure of the significance of your statement that "…Pattern...is a US C Corporation and
    that it is now and will continue to be taxable following the Contribution Transactions."
    As the operations of Pattern Energy Group Inc. subsequent to the Contribution
    Transactions will be substantially comprised of the operations of the entities included in
    Predecessor 1, please explain in detail why you do not believe it is appropriate to present
    a pro forma tax charge on the face of the historical income statement(s) to reflect the U.S.
    taxes that would have been applicable had the Predecessor been under the umbrella of a
    C Corporation as of January 1, 2011. Please ensure your response fully addresses why
    your situation is not in-substance analogous to the situation where the operations of a
    conduit entity with no tax provision are subsequently placed under a taxable entity.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding
comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any
other questions.

                                        Sincerely,

                                        /s/ Dietrich A. King for

                                        Mara L. Ransom
                                        Assistant Director